

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 17, 2007

Mr. Michael J. Rosinski
Executive Vice President and Chief Financial Officer
Rosetta Resources, Inc.
717 Texas, Suite 2800
Houston, TX 77002

> **Re:** **Rosetta Resources, Inc.**
> **Post-effective amendment to Form S-1**
> **Filed March 23, 2007**
> **File No. 333-128888**

Dear Mr. Rosinski:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-effective amendment to Form S-1 filed March 23, 2007

Exhibit 5.1

1. We note that your counsel has assumed that "each natural person signing any document reviewed by us in a representative capacity had authority to sign in such capacity." Please note that counsel's determination with respect to the legal authority of your officers or representatives is implicit in the opinion and,

therefore, it is inappropriate for counsel to assume their authority. Please obtain a new opinion revised accordingly.

2. File as correspondence confirmation from counsel that the reference to the Delaware General Corporation Law includes also the statutory provisions and applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws, or obtain and file a new opinion that makes this clear. <u>See</u> *Current Issues and Rulemaking Projects* at Section VIII.A.14, November 14, 2000, available at <u>http://www.sec.gov/pdf/cfcr112k.pdf</u>.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Mr. Michael J. Rosinski
Rosetta Resources, Inc.
April 17, 2007
Page 3

Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: C. Moncada-Terry
        T. Levenberg